Exhibit 99.1

                            Explanation of Responses


(1)  Price does not reflect underwriter discount or fees.

(2) The Insight IV Funds (defined below) and the Insight V Funds (defined below) beneficially own 15,567,630 shares of Common Stock after giving effect to their sale of Common Stock in the issuer's initial public offering and the exercise in full of the underwriters' over-allotment option. The amount listed includes: (i) 5,757,515 shares held by Insight Venture Partners V, L.P., 1,743,291 shares held by Insight Venture Partners (Cayman) V, L.P., 5,837,829 shares held by Insight Venture Partners V Coinvestment Fund, L.P. and 338,565 shares held by Insight Venture Partners V (Employee Co-Investors), L.P. (together, the "Insight V Funds"); and (ii) 184,185 shares held by Insight Venture Partners IV (Co-Investors), L.P., 199,810 shares held by Insight Venture Partners (Cayman) IV, L.P., 11,880 shares held by Insight Venture Partners IV (Fund B), L.P. and 1,494,555 shares held by Insight Venture Partners IV, L.P (together, the "Insight IV Funds"). The reporting person is a member of the board of managers of Insight Holdings Group, LLC, which in turn is the managing member of Insight Associates IV, L.L.C. and Insight Associates V, L.L.C. which are the general partners of the Insight IV Funds and the Insight V Funds, respectively. The reporting person disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purposes.